UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-40613

DigiAsia Corp.

(Translation of registrant’s name into English)

One Raffles Place #28-02

Singapore 048616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Third Forbearance Agreement with Helena Special Opportunities LLC and Scieniti LLC

As disclosed in a filing on Form 6-K filed by DigiAsia Corp. (the “Company”) on June 26, 2024, the Company previously entered into a Securities Purchase Agreement, dated as of June 17, 2024 (the “Securities Purchase Agreement”), with Helena Special Opportunities LLC (“Helena”) and Scieniti LLC (“Scieniti” collectively with Helena, the “Investors”), pursuant to which the Company (i) issued to Helena a Class A Convertible Promissory Note, dated June 28, 2024 (the “Class A Note”), in the original principal amount of $3,636,500.00, (ii) issued to Scieniti a Class B Convertible Promissory Note, dated June 28, 2024 (the “Class B Note” collectively with the Class A Note, the “Notes”), in the original principal amount of $5,227,028.24, and (iii) issued to Helena a warrant to purchase ordinary shares of the Company dated June 28, 2024.

As disclosed in a filing on Form 6-K filed by the Company on November 4, 2024, the Company entered into that certain forbearance agreement, dated as of October 29, 2024 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “First Forbearance Agreement”) with Helena and Scieniti.

As disclosed in a filing on Form 6-K by the Company on January 24, 2025, the Company entered into that certain second forbearance agreement, dated January 21, 2025 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Second Forbearance Agreement” together with the First Forbearance Agreement, the “Forbearance Agreements”).

On April 15, 2025, the Company entered into a third forbearance agreement (the “Third Forbearance Agreement”) with Helena and Scieniti, pursuant to which the Investors agreed to temporarily refrain and forbear from exercising any of their rights and remedies under the Securities Purchase Agreement and Notes with respect to the defaults and events of defaults which occurred and continue to exist under and pursuant to the Securities Purchase Agreement and Notes (the “Forbearance”). In exchange for the Forbearance, the Company agreed to cause to be issued to the Investors 5,000,000 additional ordinary shares of the Company to each Investor (the “Forbearance Shares”). The Forbearance Shares to be issued to each Investor (for an aggregate total of 10,000,000 Forbearance Shares) will be provided by separate third-party investors of the Company.

The Forbearance will terminate upon the Company’s failure to comply with certain terms and conditions set forth in the Third Forbearance Agreement. Upon termination of the Forbearance, the Investors may seek all recourse available to them under the terms of the Notes, the Security Purchase Agreement, the Third Forbearance Agreement, and any other documents entered into in conjunction therewith, or applicable laws. In addition, except as expressly set forth in the Third Forbearance Agreement, the Forbearance does not constitute a waiver of, or an amendment to, any rights, powers, or remedies of the Investors under the Notes or all other documents entered into in conjunction therewith as in effect prior to the date of the Third Forbearance Agreement.

The foregoing descriptions of the Third Forbearance Agreement does not purport to be complete and are qualified in their entirety by reference to the full text of the Third Forbearance Agreement, a copy of which is filed as Exhibit 10.1 and incorporated by reference herein.

Exhibits No.	Description
10.1	Third Forbearance Agreement, dated April 15, 2025, by and among DigiAsia Corp. and the Investors party thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DigiAsia Corp.
(Registrant)

Date: April 16, 2025	By:	/s/ Subir Lohani
	Name:	Subir Lohani
	Title:	Chief Financial Officer and Chief Strategy Officer

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